

SECURI 03054821 IISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27512

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2002 (MM/DD/YY) AND ENDING MARCH 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SEC MAIL PROCESSING RECEIVED MAY 21 2003 WASH, D.C. 187 SECTION

NAME OF BROKER-DEALER:
Brian M. Prew & Associates, INc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

63 Front Street
(No. and Street)

Binghamton	New York	13905
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian M. Prew (607) 723-5261
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salvatore R. Peretore, CPA
(Name – *if individual, state last, first, middle name*)

111 Grant Avenue, Suite 101	Endicott	New York	13760
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 30 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian M. Prew, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brian M. Prew & Associates, Inc., as of May 15, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President
Title

SUZANNE M. BELL
No. 01BE6042404
Notary Public, State of New York
Qualified in Broome County
My Commission Expires 05/22/2006



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN M. PREW & ASSOCIATES, INC.

BINGHAMTON, NEW YORK

AUDITED STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2003

BRIAN M. PREW & ASSOCIATES, INC.

MARCH 31, 2003

TABLE OF CONTENTS

SALVATORE R. PERETORE CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

May 5, 2003

To the Board of Directors
Brian M. Prew & Associates, Inc.
63 Front Street
Binghamton, NY 13905

We have audited the accompanying statement of financial condition of Brian M. Prew & Associates, Inc. as of March 31, 2003 and 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Brian M. Prew & Associates, Inc. as of March 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

Respectfully submitted,



Salvatore R. Peretore
Certified Public Accountant

111 GRANT AVE. ENDICOTT, NEW YORK 13760
www.peretorecpa.com
peret@ix.netcom.com
(607) 785-4070
FAX (607) 785-4720

BRIAN M. PREW ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

ASSETS	2003	2002
Current Assets		
Cash	$32,669	$ 47,406
Cash - Segregated Under Regulations	118,212	4,234
Accounts Recievable	66,831	102,010
Marketable Securities - Investments at Market	467,338	433,387
Notes Receivable - Officer	23,231	23,231
Total Current Assets	708,281	610,268
Property and Equipment		
Property and Equipment	75,329	73,245
Less: Accumulated Depreciation	73,832	69,071
Net Property and Equipment	1,497	4,174
Other Assets	4,509	3,188
Total Assets	$ 714,287	$ 617,630

LIABILITIES AND STOCKHOLDERS' EQUITY	2003	2002
Current Liabilities		
Accounts Payable	$ 119,163	$ 6,160
Income Taxes Payable	3,332	0
Deferred Taxes Payable	29,842	30,996
Total Liabilities	152,337	37,156
Stockholders' Equity		
Common Stock - No Par, 200 Shares Authorized and 100 Issued and Outstanding	1,500	1,500
Retained Earnings	560,450	578,974
Total Liabilities and Stockholders' Equity	$ 714,287	$ 617,630

See accountants' report and accompanying notes to financial statements.

BRIAN M. PREW ASSOCIATES, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

REVENUES	2003	2002
Revenue		
Commissions	$ 601,113	$ 707,484
Fees	162,693	196,858
Dividend	9,322	19,263
Interest Income	3,147	65,659
Total Revenue	$ 776,275	$ 989,264
EXPENSES		
Expenses		
Stockholder Compensation and Benefits	$ 610,000	$ 625,500
Employee Compensation and Benefits	43,677	94,956
Regulatory Fees and Benefits	903	15
Other Expenses	137,977	141,320
Total Expenses	792,557	861,791
Income Before Income Taxes	(16,282)	127,473
Provision for Income Taxes	2,242	31,884
Net Income	$ (18,524)	$ 95,589

See accountants' report and accompanying notes to financial statements.

BRIAN M. PREW ASSOCIATES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance, April 1, 2001	$ 1,500	$ 483,385	$ 484,885
Net Income	0	95,589	95,589
Dividends	0	0	0
Balance, March 31, 2002	1,500	578,974	580,474
Net Income	0	(18,524)	(18,524)
Dividends	0	0	0
Balance, March 31, 2003	$ 1,500	$ 560,450	$ 561,950

See accountants' report and accompanying notes to financial statements.

BRIAN M. PREW ASSOCIATES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

Subordinated Liabilities at April 1, 2001	$	0
Increase - None		0
Decrease - None		0
Subordinated Liabilities at March 31, 2002		0
Increase - None		0
Decrease - None		0
Subordinated Liabilities at March 31, 2003	$	-

See accountants' report and accompanying notes to financial statements.

BRIAN M. PREW ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

	2003	2002
Cash Flows from Operating Activities		
Net Income Before Taxes	$ (18,524)	$ 95,589
Adjustments to Reconcile Net Income to Net Cash Provided By (Used For)		
Depreciation	4,761	2,677
Changes in Operating Assets and Liabilities		
Marketable Securities	(33,951)	(38,763)
Other Assets	(1,321)	(1,495)
Accounts Payable	113,003	1,330
Accrued Expenses	2,178	30,738
Accounts Recievable	35,179	(102,010)
Net Cash Provided By (Used For) Operating Activities	101,325	(11,934)
Cash Flows From Investing activities		
Purchase of Fixed Assets	(2,084)	0
Net Cash Used for Investing Activities	(2,084)	0
Net Increase (Decrease) in Cash	99,241	(11,934)
Cash - Beginning	51,640	63,574
Cash - Ending	$ 150,881	$ 51,640
Supplemental Cash Flow Disclosure:		
Cash Paid For:		
Taxes	$ 2,242	$ 31,884
Interest	$ -	$ -

See accountants' report and accompanying notes to financial statements.

BRIAN M. PREW & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Brian M. Prew & Associates, Inc. (the Company) is a regional securities broker/dealer (Series 26) registered with the Securities and Exchange Commission operating in the Greater Broome County area of Southern New York. The Company's principal operations are limited to the brokerage of mutual funds, variable annuities and insurance products.

Basis of Accounting

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting for financial statements and the cash basis method of accounting for tax reporting purposes.

Securities Transactions

Customer's securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes for the statement of cash flows, the company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

BRIAN M. PREW & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash - Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Marketable Securities-Investment

The Company's Investment account (Mutual Fund) is valued at market value for financial statement and tax reporting purposes. Income is included as dividend income, therefore no unrealized gain or loss is recognized.

Property, Equipment, and Depreciation

Property and equipment is recorded at cost. Renewals and betterments of property are accounted for as additions to asset accounts. Software costs, repairs and maintenance charges are expensed as incurred. Depreciation is computed using accelerated methods for financial reporting and income tax purposes. Estimated useful lives vary from 5 to 7 years for office equipment and 15 to 31 years for leaseholds.

Income Taxes

Income tax expenses are calculated based on rates in effect at the fiscal year end. The Company had an operating loss carry forward of $7,708 at March 31, 2002 which partially offset the earnings and the corresponding tax for the year ending March 31, 2003.

NOTE 2 – CASH SEGREGATED UNDER REGULATIONS

Cash of $118,212 has been segregated in special reserve bank accounts for the benefit of customers under rule 15c-3-3 of the Securities and Exchange Commission as of March 31, 2003.

BRIAN M. PREW & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIODS ENDED MARCH 31, 2003 AND 2002

NOTE 3 – PROPERTY AND EQUIPMENT

A schedule of property and equipment is as follows:

	2003	2002
Vehicle	$ 21,747	$ 21,747
Equipment & Furnishings	52,845	50,761
Leasehold Improvements	737	737
Total Property and Equipment	75,329	73,245
Less: Accumulated Depreciation	73,832	69,071
Net Property and Equipment	$ 1,497	$ 4,174
Depreciation Expense	4,761	$ 2,677

NOTE 4 – NOTES RECEIVABLE – STOCKHOLDER

The Company advanced monies to the sole stockholder, Brian M. Prew on a non-interest bearing, demand basis, totaling $23,231 as of March 31, 2003. The accrued interest receivable as of March 31, 2003 is $4,509 and is included in other assets.

NOTE 5 – RETIREMENT PLANS

The Company maintains a Simplified Employee Pension Plan (SEPP) covering all of the eligible full time employees. Contributions were $40,000 and $25,500 for the fiscal year ending March 31, 2003, and 2002 respectively. Eligible employees are full time, age 21 or older and become fully vested after three years of service.

BRIAN M. PREW & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2003 AND 2002

NOTE 6 – COMMITMENT TO RELATED PARTY TRANSACTIONS

The Company leases office space at 63 Front Street, Binghamton, New York from Brian M. Prew, principal stockholder. Currently, the lease provides for payments of $12,000 per year triple net and will be renewed annually. Rent expense was $ 12,000 for the year ending March 31, 2003.

NOTE 7 – OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various mutual fund transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other party is unable to fulfill contractual obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell mutual funds at prevailing market prices to fulfill the customer's obligations.

The company does not engage in proprietary trading of volatile securities such as short options and futures as it is licensed solely to sell mutual funds.

In accordance with industry practice, the Company records customer transactions on a settlement date basis, which are generally three business days after trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of these contracts in which case the Company may have to purchase or sell mutual funds at prevailing market prices. Settlement of these transactions is not expected to have a significant effect upon the Company's financial position.

NOTE 8 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, Brian M. Prew & Associates, Inc. is subject to the requirements of Rule 15c3-1 ("the net capital rule") under the Securities and Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a broker-dealer to have, at all times, sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its "net capital" as those terms are defined. On March 31, 2003 Brian M. Prew & Associates, Inc's aggregate indebtedness and net capital were $152,337 and $560,450 respectively, a ratio of 0.271 to 1. The Company's required capital for this date was $32,875. A copy of our most recent annual report form X-17a-5 is available for examination and copying at the principal office of the firm in Binghamton, New York as well as the offices of the Securities and Exchange Commission in New York, N.Y.

NOTE 9 – INCOME TAXES

A summary of the Company's tax provision is as follows:

	2003	2002
Federal Tax:		
Current	$ 0	$ 0
Deferred	19,852	21,890
Total Federal Tax	19,852	21,980
State Tax:		
Current	1,294	880
Deferred	9,110	9,110
Total State Tax	10,404	9,994
TOTAL TAXES	$ 30,256	$ 31,880

NOTE 9 – INCOME TAXES (Continued)

Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. In the opinion of companies' management any deferred tax asset or deferred tax liability resulting from timing differences is immaterial and therefore is not recorded in the financial statements.

The tax provision differs from the expense that would result from applying statutory rates to income before income taxes because of net operating losses from prior years.

SALVATORE R. PERETORE CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

May 5, 2003

To the Board of Directors
Brian M. Prew & Associates, Inc.
Binghamton, New York

We have audited the accompanying financial statements of Brian M. Prew & Associates, Inc. as of and for the year ended March 31, 2003 and 2002, and have issued our report thereon dated April 29, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sincerely,



Salvatore R. Peretore
Certified Public Accountant

111 GRANT AVE. ENDICOTT, NEW YORK 13760
www.peretorecpa.com
peret@ix.netcom.com

(607) 785-4070
FAX (607) 785-4720

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED MARCH 31, 2003

Net Capital Computation		
Total Stockholder's Equity	$ 561,950	
Total Stockholder's Equity Qualified for Net Capital		$ 561,950
Total Capital and Allowable Subordinated Liabilities, Deductions and/or charges:		561,950
Nonallowable Assets		
Advances Receivable	27,740	
Property and Equipment-net	1,497	
Total Deductions and/or charges		29,237
Net Capital Before Haircuts on Securities Positions		532,713
Exempted Securities		25,535
Net Capital		507,178
Computation of Aggregate Indebtedness:		
Items Included in the Statement of Financial Condition		
Accounts Payable	119,163	
Accrued Expenses	33,174	
Total Aggregate Indebtedness		152,337
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required	32,875	
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$ 32,185	
Excess Net Capital		$ 321,966
Excess Net Capital at 1000 Percent		$ 337,200
Ratio: Aggregate Indebtedness to Net Capital		0.271

See accountants' report and accompanying notes to financial statemetns.